FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending June 26, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 26, 2003                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

25 June 2003

GlaxoSmithKline PLC

                             GSK Share Re-Purchases

GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003, it purchased for cancellation 1,100,000 of its ordinary shares at a price of 1241.9803p per share.

                 GLAXOSMITHKLINE RECEIVES FDA APPROVABLE LETTER FOR
                  WELLBUTRIN XLTM EXTENDED RELEASE TABLETS

Research Triangle Park, NC and London (26 June 2003) -- GlaxoSmithKline plc announced today it has received an approvable letter from the U.S. Food and Drug Administration (FDA) for the antidepressant Wellbutrin XLa (bupropion hydrochloride extended-release tablets), which is under review for the treatment of major depressive disorder in patients aged 18 and older. GlaxoSmithKline is working with the FDA to clarify and resolve outstanding issues.

"The approvable letter involves resolution of routine matters and consequently we remain on track for approval of Wellbutrin XL during the second half of 2003. We believe that this product will provide an important new treatment option for adults with depression," said Stan Hull, Senior Vice President, GlaxoSmithKline.

GlaxoSmithKline licensed the once-daily formulation of bupropion hydrochloride from Biovail Corporation in October 2001.

S M Bicknell Company Secretary 26 June 2003

About GSK:
GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, GlaxoSmithKline cautions investors that any forward-looking statements or projections made by GlaxoSmithKline, including those made in this news release, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the GlaxoSmithKline group of companies' operations are described under Risk Factors in the Operating and Financial Review and Prospects in GlaxoSmithKline's Annual Report on Form 20-F for 2002, filed with the US Securities and Exchange Commission."
                                                       # # #
For further information, please contact:

GSK Enquiries
UK Media                                     Martin Sutton       020 8047 5502
                                         Chris Hunter-Ward       020 8047 5502
                                            David Mawdsley       020 8047 5502
US Media                             Veronica Grosshandler      (919) 483 2839
                                             Nancy Pekarek      (215) 751 7709
                                           Mary Anne Rhyne      (919) 483 2839
                                             Patricia Seif      (215) 751 7709
European Analyst/Investor                 Duncan Learmouth       020 8047 5540
                                            Philip Thomson       020 8047 5543
                                             Anita Kidgell       020 8047 5542
US Analyst/Investor                          Frank Murdolo      (215) 751 7002
                                                 Tom Curry      (215) 751 5419